U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of October 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Semi-Annual Report, filed on September 29, 2005 with the Kanto Local Finance Bureau

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	October 17, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

On September 29, 2005 (Japan time), the registrant filed its Semi-Annual Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Semi-Annual Report was filed pursuant to the Securities and Exchange Law of Japan.

I. Corporate Information

(1) Consolidated Financial Summary

(2) Principal Business

(3) Changes in Subsidiaries and Affiliated Companies

(4) Number of Employees

II. The Business

(1) Operating Results

(2) Production, Orders and Sales

(3) Company Priorities

(4) Material Contracts

(5) Research and Development

III. Property, Plant, and Equipment

(1) Capital Investment

(2) Prospect of Capital Investment

IV. Conditions of Reporting Company

(1) Condition of Shares

(2) Stock Price Trend

(3) Condition of Directors and Corporate Officers

V. Financial Statements

I. Corporate Information

(4) Number of Employees

The number of employees of Trend Micro and its subsidiaries by the department are summarized as follows:

As of June 30, 2005
Sales	605
Marketing	168
Customer support	880
Research and development	783
Administrative	503

Total	2,939

Notes:

1.	The number of employees represents the number of full-time employees.

2.	The number of employees increased by 473 from the end of previous fiscal year mainly due to recruiting new employees in sales department to extend Trend Micro’s business scale and due to recruiting new employees in customer support and research and development department in Asia Pacific region to expand Trend Micro’s research and development activity and customer support activity.

IV. Conditions of Reporting Company

(1) Condition of Shares

Share Information

1. Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	250,000,000
Total	250,000,000

2. Issued Shares

	As of June 30, 2005	As of September 29, 2005
Number of Shares Issued (shares)	136,051,155	136,148,225

Stock Options

1. Stock Acquisition Rights

	Number of Shares Outstanding as of June 30, 2005 (shares)	Number of Shares Outstanding as of August 31, 2005 (shares)	Exercise Price per Share (Yen)
Stock Acquisition Right (10th plan)	698,000	684,000	2,230
Stock Acquisition Right (11th plan)	1,363,500	1,309,500	1,955
Stock Acquisition Right (12th plan)	986,500	966,000	2,695
Stock Acquisition Right (13th plan)	2,790,500	2,790,500	4,310
Stock Acquisition Right (14th plan)	1,959,500	1,959,500	5,090
Stock Acquisition Right (15th plan)	0	3,457,500	3,840

2. Stock Options under the Former Japanese Commercial Code

	Number of Shares Outstanding as of June 30, 2005 (shares)	Number of Shares Outstanding as of August 31, 2005 (shares)	Exercise Price per Share (Yen)
Stock Option under the Former Japanese Commercial Code	707,000	707,000	5,760

3. Warrants

	Subscription Rights Outstanding as of June 30, 2005 (thousands of Yen)	Subscription Rights Outstanding as of August 31, 2005 (thousands of Yen)	Exercise Price per Share (Yen)
9th series of warrants	2,348,000	2,277,000	3,450

Changes in Issued Shares and Common Stock

Date	Number of Shares Issued (shares)	Common Stock (thousands of Yen)
December 31, 2004	135,755,872	11,426,977
June 30, 2005	136,051,155	11,803,201

Major Shareholders

As of June 30, 2005

Name	Number of Shares Owned (Thousands of Shares)	Percent of Number of Shares Issued (%)
Trueway Company Limited	20,186	14.83
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,141	7.45
Gainway Enterprises Limited	10,108	7.42
Japan Trustee Services Bank, Ltd. (Trust Account)	9,530	7.00
Steve Chang	5,368	3.94
MLPFS Custody Account No. 2	3,870	2.84
State Street Bank and Trust Company	2,348	1.72
Eva Chen	2,264	1.66
Trust & Custody Services Bank, Ltd. (Security Investment Trust Account)	1,950	1.43
The Chase Manhattan Bank, NA. London Secs Lending Omnibus Account	1,653	1.21
Total	67,420	49.55

Treasury Stock

As of June 30, 2005

Number of Shares Held by the Company (shares)	2,545,500

(2) Stock Price Trend

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of the fiscal year 2005:

	January	February	March	April	May	June
High (Yen)	5,550	4,970	4,940	4,740	3,920	4,050
Low (Yen)	4,420	4,530	4,490	3,800	3,340	3,170

V. Financial Statements

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Except December 31, 2004, all balances unaudited)

ASSETS

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2004	December 31, 2004	June 30, 2005	June 30, 2005
	(Yen)	(Yen)	(Yen)
Current assets:
Cash and cash equivalents	40,462,189	52,908,357	55,797,854	$502,683
Time deposits	460,391	383,276	906,397	8,166
Marketable securities	13,792,770	15,288,575	14,915,254	134,372
Notes and accounts receivable, trade –less allowance for doubtful accounts and sales returns of (Yen) 842,681 in the first half of FY2004, (Yen) 864,938 in FY2004, and (Yen) 1,077,276 ($9,705) in the first half of FY2005, respectively	12,323,100	15,245,213	13,742,453	123,806
Inventories	189,226	201,243	280,722	2,529
Deferred income taxes	5,955,785	6,224,972	6,272,727	56,511
Prepaid expenses and other current assets	1,108,786	1,560,058	1,457,490	13,130

Total current assets	74,292,247	91,811,694	93,372,897	841,197

Investments and other assets:
Securities investments	6,867,926	9,831,913	9,321,151	83,974
Investment in and advances to affiliated companies	138,183	175,281	206,944	1,864
Software development costs	530,841	438,464	640,578	5,771
Other intangibles	307,188	296,368	1,260,470	11,356
Goodwill	—	—	2,442,109	22,001
Deferred income taxes	1,774,102	1,695,771	1,543,222	13,903
Other	652,561	636,009	662,846	5,972

Total investments and other assets	10,270,801	13,073,806	16,077,320	144,841

Property and equipment:
Office furniture and equipment	2,943,219	3,323,526	3,841,551	34,609
Other properties	1,162,394	1,165,173	1,349,320	12,156

	4,105,613	4,488,699	5,190,871	46,765
Less: Accumulated depreciation	(2,389,676)	(2,640,288)	(3,094,701)	(27,881)

Total property and equipment	1,715,937	1,848,411	2,096,170	18,884

	(Yen)	(Yen)	(Yen)
Total assets	86,278,985	106,733,911	111,546,387	$1,004,922

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Except December 31, 2004, all balances unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2004	December 31, 2004	June 30, 2005	June 30, 2005
	(Yen)	(Yen)	(Yen)
Current liabilities:
Notes payable, trade	63,044	88,087	139,895	$1,260
Accounts payable, trade	1,824,187	1,271,067	744,285	6,705
Accounts payable, other	1,987,842	2,699,762	2,970,364	26,760
Withholding income taxes	572,839	882,693	839,157	7,560
Accrued expenses	2,185,496	2,143,694	2,886,400	26,004
Accrued income and other taxes	4,638,402	7,192,085	4,133,554	37,239
Deferred revenue	20,409,178	24,634,662	26,240,519	236,401
Other	796,297	651,503	781,518	7,041

Total current liabilities	32,477,285	39,563,553	38,735,692	348,970

Long-term liabilities:
Deferred revenue	3,187,325	3,268,892	3,425,101	30,857
Accrued pension and severance costs	588,430	656,041	767,945	6,918
Other	160,329	70,665	64,108	578

Total long-term liabilities	3,936,084	3,995,598	4,257,154	38,353

Minority interest	—	—	4,613	41

Shareholders’ equity:
Common stock
Authorized
-June 30, 2004 250,000,000 shares
-December 31, 2004 250,000,000 shares
-June 30, 2005 250,000,000 shares
(no par value)
Issued
-June 30, 2004 133,997,891 shares	9,144,983
-December 31, 2004 135,755,872 shares		11,426,977
-June 30, 2005 136,051,155 shares			11,803,201	106,335
Additional paid-in capital	14,756,997	17,359,335	18,035,675	162,484
Retained earnings	33,355,669	42,165,026	45,829,022	412,874
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt and equity securities	(91,832)	284,348	(2,654)	(24)
Cumulative translation adjustments	(565,491)	(606,463)	230,810	2,079

	(657,323)	(322,115)	228,156	2,055

Treasury stock, at cost
-June 30, 2004 2,504,854 shares	(6,734,710)
-December 31, 2004 2,588,439 shares		(7,454,463)
-June 30, 2005 2,545,688 shares			(7,347,126)	(66,190)

Total shareholders’ equity	49,865,616	63,174,760	68,548,928	617,558

	(Yen)	(Yen)	(Yen)
Total liabilities and shareholders’ equity	86,278,985	106,733,911	111,546,387	$1,004,922

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2005
	2004	2005
	(Yen)	(Yen)
Net sales	28,464,157	34,489,740	$310,718
Cost of sales	1,926,769	1,191,244	10,732

Gross profit	26,537,388	33,298,496	299,986

Operating expenses:
Selling	7,457,213	10,338,819	93,142
Research and development and maintenance	2,278,974	2,891,775	26,052
Customer support	2,717,490	3,190,146	28,740
General and administrative	2,705,635	4,106,616	36,997

Total operating expenses	15,159,312	20,527,356	184,931

Operating income	11,378,076	12,771,140	115,055

Other incomes (expenses):
Interest income	160,957	326,282	2,940
Interest expense	(44,644)	(2,241)	(20)
Gain (loss) on sales of marketable securities	82,857	20,534	185
Foreign exchange gain (loss), net	(29,075)	197,132	1,776
Other income (expense), net	(21,451)	2,897	26

Total other income (expense)	148,644	544,604	4,907

Net income before tax	11,526,720	13,315,744	119,962

Income taxes:
Current	5,498,022	4,698,548	42,329
Deferred	(922,416)	158,283	1,426

	4,575,606	4,856,831	43,755

Income before minority interest and equity in earnings of affiliated companies	6,951,114	8,458,913	76,207
Minority interest in income of consolidated subsidiaries	—	(420)	(4)
Equity in earnings of affiliated companies	17,893	31,663	285

	(Yen)	(Yen)
Net income	6,969,007	8,490,156	$76,488

Per share data:

	Yen	Yen	U.S. dollars
	(Yen)	(Yen)
Net income
-Basic	52.41	63.67	$0.57
-Diluted	51.47	62.71	$0.56

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2005
	2004	2005
	(Yen)	(Yen)
Net income	6,969,007	8,490,156	$76,488

Other comprehensive income (loss), before tax:
Unrealized losses on debt and equity securities:
Unrealized holding losses arising during period	(198,675)	(279,612)	(2,519)
Less reclassification adjustment for gains included in net income	(67,303)	(186,353)	(1,679)

	(265,978)	(465,965)	(4,198)
Foreign currency translation adjustments	(64,545)	837,273	7,543

Total	(330,523)	371,308	3,345
Income tax expense related to unrealized losses on debt and equity securities	103,181	178,963	1,612

Other comprehensive income (loss), net of tax	(227,342)	550,271	4,957

	(Yen)	(Yen)
Comprehensive income	6,741,665	9,040,427	$81,445

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2005
	2004	2005
	(Yen)	(Yen)
<Common stock>
Balance at beginning of period	7,396,194	11,426,977	$102,946
Exercise of stock purchase warrants and stock acquisition rights	1,748,789	376,224	3,389

Balance at end of period	9,144,983	11,803,201	106,335

<Additional paid-in capital>
Balance at beginning of period	13,165,881	17,359,335	156,391
Tax benefit from exercise of non-qualified stock warrants	115,383	300,271	2,705
Tax recognition derived from elimination of reversed warrant related with stock option plan	(249,978)	—	—
Loss on sales of treasury stock, net of tax	(22,941)	—	—
Exercise of stock purchase warrants and stock acquisition rights	1,748,652	376,069	3,388

Balance at end of period	14,756,997	18,035,675	162,484

<Retained earnings>
Balance at beginning of period	28,236,466	42,165,026	379,864
Net income	6,969,007	8,490,156	76,488
Stock issue costs, net of tax	(3,735)	(1,829)	(16)
Cash dividends	(1,829,260)	(4,794,028)	(43,189)
Loss on sales of treasury stock, net of tax	(16,809)	(30,303)	(273)

Balance at end of period	33,355,669	45,829,022	412,874

<Net unrealized gain (loss) on debt and equity securities>
Balance at beginning of period	70,965	284,348	2,562
Net change during the period	(162,797)	(287,002)	(2,586)

Balance at end of period	(91,832)	(2,654)	(24)

<Cumulative translation adjustments>
Balance at beginning of period	(500,946)	(606,463)	(5,464)
Aggregate translation adjustments for the period	(64,545)	837,273	7,543

Balance at end of period	(565,491)	230,810	2,079

<Treasury stock, at cost>
Balance at beginning of period	(4,416,763)	(7,454,463)	(67,157)
Purchase of treasury stock	(2,616,694)	(42,631)	(384)
Sales of treasury stock	298,747	149,968	1,351

Balance at end of period	(6,734,710)	(7,347,126)	(66,190)

	(Yen)	(Yen)
Total shareholders’ equity	49,865,616	68,548,928	$617,558

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months Ended June 30,		For the six months ended June 30, 2005
	2004	2005
	(Yen)	(Yen)
Cash flows from operating activities:
Net income	6,969,007	8,490,156	$76,488
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	785,396	942,777	8,493
Pension and severance costs, less payments	99,262	91,650	826
Deferred income taxes	(922,416)	158,283	1,426
Gain on sales of marketable securities	(82,857)	(20,534)	(185)
Equity in earnings of affiliated companies	(17,893)	(31,663)	(285)
Minority interest	—	420	4
Changes in assets and liabilities:
Increase in deferred revenue	3,201,387	1,424,155	12,830
(Increase) decrease in accounts receivable, net of allowances	(719,133)	1,552,014	13,982
Increase in inventories	(112,030)	(53,076)	(478)
Increase (decrease) in notes and accounts payable, trade	896,839	(510,190)	(4,596)
Increase (decrease) in accrued income and other taxes	358,248	(3,219,572)	(29,005)
Decrease in other current assets	16,948	133,075	1,199
Increase in accounts payable, other	279,029	250,129	2,253
Increase in other current liabilities	908,479	321,916	2,900
Decrease in other assets	390,684	5,754	52
Other	117,191	113,694	1,024

Net cash provided by operating activities	12,168,141	9,648,988	86,928

Cash flows from investing activities:
Payments for purchases of property and equipment	(226,434)	(507,160)	(4,569)
Software development cost	(402,096)	(475,129)	(4,280)
Payments for purchases of other intangibles	(200,253)	(83,946)	(756)
Proceeds from sales of marketable securities	954,474	8,545,586	76,987
Proceeds from marketable securities maturing within three months or less (net)	—	784,865	7,071
Payments for purchases of marketable securities and security investments	(11,062,351)	(8,241,925)	(74,252)
Payment for business acquisition	—	(2,716,702)	(24,475)
Payments for time deposits	(20,068)	(523,121)	(4,713)

Net cash used in investing activities	(10,956,728)	(3,217,532)	(28,987)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	3,493,706	750,464	6,761
Redemption of bonds	(6,500,000)	—	—
Proceeds from/(Purchase of) treasury stock (net)	(2,357,697)	77,034	694
Tax benefit from exercise of non-qualified stock warrants	115,383	300,271	2,705
Tax recognition derived from elimination of reversed warrant related with stock option plan	(249,978)	—	—
Capital contribution from minority interest	—	4,193	37
Dividend paid	(1,814,984)	(4,766,610)	(42,942)

Net cash used in financing activities	(7,313,570)	(3,634,648)	(32,745)

Effect of exchange rate changes on cash and cash equivalents	(154,594)	92,689	835

Net increase (decrease) in cash and cash equivalents	(6,256,751)	2,889,497	26,031
Cash and cash equivalents at beginning of period	46,718,940	52,908,357	476,652

	(Yen)	(Yen)
Cash and cash equivalents at end of period	40,462,189	55,797,854	$502,683

Supplementary information of cash flow:
Payment for interest expense	19,424	2,241	$20
Payment for income taxes	5,754,866	7,350,227	$66,218

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL INFORMATION

(Unaudited)

1. Basis of presentation

The unaudited consolidated interim financial information of Trend Micro Incorporated and its subsidiaries (collectively “the Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, the consolidated interim financial statements include all adjustments, which are of a normal recurring nature, that are necessary for a fair statement of the results for the six-month period. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results for the year ended December 31, 2005.

2. Summary of significant accounting policies

(1) Significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

During the first half of FY2005, the Company acquired 100% of the outstanding capital shares of Trend Micro Braintree Inc. (former InterMute, Inc.,) and Trend Micro San Jose, Inc (former Kelkea Inc.) as purchase business combinations. These acquisitions are intended to offer advanced data privacy protection and advanced IP filtering and reputation services technologies. The aggregate purchase price is (Yen) 2,716,702 thousand and (Yen) 2,442,109 thousand has been recorded as goodwill. The purchase price allocation based on preliminary estimates of the fair values of the tangible and intangible assets acquired and liabilities assumed are being evaluated, therefore the amount of goodwill is subject to change.

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at the period end exchange rate of June 30, 2005 and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at the exchange rate of June 30, 2005 and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product licenses and post-contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary service revenue. Royalty revenue is comprised of fees from ‘Application service providers’ and ‘Internet service providers’ and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements. Revenue from the Company’s software product licenses and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured, in which case it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue at the time of the sale.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities and Security investments

Marketable securities and security investments consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. The Company classifies “available for sale” debt securities with maturities longer than one year as Securities investments in investments and other assets. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range mainly from 3 to 6 years for office furniture and equipment, and mainly from 3 to 6 years for other properties.

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

Goodwill and other intangible assets

Goodwill is the excess of the purchase price of the acquired business over the fair value of its net tangible and identifiable intangible assets. Other intangible assets consist primarily of existing technology purchased by business acquisition.

We account for goodwill in accordance with SFAS 142, “Goodwill and Other Intangible Assets”. SFAS 142 requires, among other things, the discontinuance of amortization for goodwill and at least an annual test for impairment. An impairment review may be performed more frequently in the event circumstances indicate that the carrying value may not be recoverable.

SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives. Existing technology is amortized over 4 to 5 years.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. The Company complies with the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, as amended by FAS No. 148.

In October 1995, SFAS 123 established a fair value based method of accounting for employee stock based compensation. If compensation cost for the stock options with warrants, and the stock options with Stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	Thousands of Yen, except per share data				Thousands of U.S. dollars, except per share data
	For the six months ended June 30, 2004		For the six months ended June 30, 2005		For the six months ended June 30, 2005
Net income:
As reported		6,969,007		8,490,156	$76,488
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(1,058,726)		(1,758,066)	(15,839)
Pro forma net income		5,910,281		6,732,090	60,649
Net income per share:
As reported—
Basic	(Yen)	52.41	(Yen)	63.67	$0.57
Diluted		51.47		62.71	0.56
Pro forma net income—
Basic	(Yen)	44.45	(Yen)	50.49	$0.45
Diluted		43.65		49.73	0.45

The fair values of the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the first six months ended June 30, 2004 and the year ended December 31,2004; expected life of 5.00 years, volatility of 59.570 % and dividend yield of 0.39 % for first half of 2004 ; expected life of 5.0 years, volatility of 51.710-59.570 % and dividend yield of 0.39-0.43% for 2004; and risk-free interest rates of 0.674 % for options granted during the first half of 2004, and risk-free interest rates of ranging from 0.634 % to 0.674 % for options granted during the year ended December 31, 2004. The fair value per share of options granted above during first half of 2004 and fiscal 2004 were (Yen) 2,235 and (Yen) 2,190 to 2,235, respectively. There was no additional issuance of Stock acquisition rights as stock options during the first six months ended June 30, 2005.

Income taxes

The current provision for income tax is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on debt and equity securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Free distribution of common stock

On occasion, the Company has made free distributions of common stock to its shareholders which have been accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains or losses on debt and equity securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company’s products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place change in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high rating financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

(2) Recent pronouncements:

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The provisions of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The standard will not have a material effect on the Company’s financial position and results of operations.

In December 2004, the FASB revised SFAS No. 123 “Share-Based Payment” This new SFAS No. 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement is effective as of the beginning of the first fiscal year that starts after June 15, 2005. We intend to adopt the provisions on FAS 123(R) effective January 1, 2006. The Company is currently evaluating which transition method and valuation technique to be used upon adoption. The Company’s pro forma net income and net income per share for the six months ended June 30, 2004 and 2005 based on the fair values of the stock options with Stock acquisition rights, which were estimated on the date of grant using the Black-Scholes option pricing model in accordance with the original SFAS No. 123, are disclosed in Note 2 (1) “Significant accounting policies–Stock-based compensation.”

In December 2004, the FASB issued SFAS No. 152 “Accounting for Real Estate Time-Sharing Transactions — an amendment of FASB Statements No. 66 and 67”. This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The standard will not have a material effect on the Company’s financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15. The standard will not have a material effect on the Company’s financial position and results of operations.

(3) Reclassifications

Previously, the Company has disclosed all of “available for sale” debt securities as Marketable securities in current assets.

However, since the balance of cash and cash equivalents has increased, in fiscal 2004, the possibility of sales before maturity of “available for sale” debt securities classified into working capital has decreased. Therefore, from fiscal 2004, the Company discloses “available for sale” debt securities with maturities longer than one year as Securities investments in investments and other assets.

The balance sheet as of June 30, 2004 has been reclassified to conform to the current year presentation. As a result, “available for sales” debt securities of (Yen) 6,286,551 thousand is reclassified from current assets to investments and other assets. In addition, related deferred taxes of (Yen) 6,245 thousand are reclassified from current assets to investments and other assets.

3. U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at June 30, 2005 ((Yen) 111.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Per share information

Reconciliation of the differences between basic and diluted EPS for the six months ended June 30, 2004 and 2005, is as follows:

	For the six months ended June 30, 2004		For the six months ended June 30, 2005		For the six months ended June 30, 2005
	Thousands of yen				Thousands of U.S. dollars
Net income available to common stock holders	(Yen)	6,969,007	(Yen)	8,490,156	$76,488

	Thousands of shares
Weighted-Average shares		132,974		133,341	133,341
Effect of dilutive securities:
Stock options		2,419		2,045	2,045
Weighted-Average shares for diluted EPS computation		135,393		135,386	135,386

	Yen				U.S. dollars
Basic EPS:	(Yen)	52.41	(Yen)	63.67	$0.57
Diluted EPS:		51.47		62.71	0.56

Shareholders’ equity per share as of June 30 and December 31, 2004 and June 30, 2005 were as follows:

	June 30, 2004		December 31, 2004		June 30, 2005		June 30, 2005
	Yen						U.S. dollars
Shareholders’ equity per share	(Yen)	379.23	(Yen)	474.40	(Yen)	513.45	$4.63

5. Cash and cash equivalents

Cash and cash equivalents as of June 30 and December 31, 2004 and June 30, 2005 were as follows:

	June 30, 2004	December 31, 2004	June 30, 2005	June 30, 2005
	Thousands of yen			Thousands of U.S. dollars
	(Yen)	(Yen)	(Yen)
Cash	37,679,103	49,189,396	49,444,324	$445,444
Time deposits with original maturities of three months or less	2,783,086	3,718,961	6,353,530	57,239

	40,462,189	52,908,357	55,797,854	$502,683

6. Time deposits

The U.S. subsidiary had (Yen) 60,221 thousand, (Yen) 26,720 thousand and (Yen) 29,005 thousand ($261 thousands) of restricted cash set aside in accordance with the terms of building lease agreement as at June 30 and December 31, 2004 and June 30, 2005, respectively. The restricted cash is included in time deposits.

7. Marketable securities and securities investments

Marketable securities include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of June 30 and December 31, 2004 and June 30, 2005, were as follows:

Available for sale:	Thousands of yen
	June 30, 2004
	Cost	Gains	Losses	Fair value
Mutual funds	6,403,293	8,243	—	6,411,536
Equity securities	—	—	—	—
Debt securities	13,737,424	82,346	151,985	13,667,785
Total	20,140,717	90,589	151,985	20,079,321

Available for sale:	Thousands of yen
	December 31, 2004
	Cost	Gains	Losses	Fair value
Mutual funds	6,823,896	466,020	—	7,289,916
Equity securities	—	—	—	—
Debt securities	17,142,091	226,557	185,123	17,183,525
Total	23,965,987	692,577	185,123	24,473,441

Available for sale:	Thousands of yen
	June 30, 2005
	Cost	Gains	Losses	Fair value
Mutual funds	8,169,757	49,018	—	8,218,775
Equity securities	—	—	—	—
Debt securities	15,378,111	98,745	113,363	15,363,493
Total	23,547,868	147,763	113,363	23,582,268

Available for sale:	Thousands of U.S. dollars
	June 30, 2005
	Cost	Gains	Losses	Fair value
Mutual funds	73,601	442	—	74,043
Equity securities	—	—	—	—
Debt securities	138,542	889	1,021	138,410
Total	212,143	1,331	1,021	212,453

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, decreased by (Yen) 137,754 thousand, increased by (Yen) 197,606 thousand and decreased by (Yen) 291,206 thousand ($2,623 thousand), for the six months ended June 30 and for the year ended December 31, 2004 and for the six months ended June 30, 2005, respectively.

Proceeds from sales of “available-for-sale” securities for the six months ended June 30 and for the year ended December 31, 2004 and for the six months ended June 30, 2005 were (Yen) 954,474 thousand, (Yen) 4,986,012 thousand and (Yen) 9,330,451 thousand ($84,058 thousand), respectively. Realized gains on sales of “available-for-sale” securities for the six month ended June 30 and for the year ended December 31, 2004, and for the six months ended June 30, 2005 was (Yen) 82,857 thousand, (Yen) 101,199 thousand (Yen) 20,534 thousand ($185 thousand).

8. Research and development and maintenance costs, and software development costs

Research and development and maintenance costs in operating expenses are comprised of research and development costs and maintenance costs.

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were (Yen) 1,227,714 thousand and (Yen) 2,196,929 thousand ($19,792 thousands) for the six months ended June 30, 2004 and 2005, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing. The maintenance costs were (Yen) 1,051,260 thousand and (Yen) 694,846 thousand ($6,260 thousand) for the six months ended June 30,2004 and 2005, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	Thousands of yen			Thousands of U.S. dollars
	For the six months ended June 30, 2004	For the year ended December 31, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2005
Software development costs:
Balance at beginning of year	(Yen) 505,616	(Yen) 505,616	(Yen) 438,464	$3,950
Additions, at cost	402,096	645,166	421,614	3,798
Amortization for the period	(376,871)	(712,318)	(219,500)	(1,977)

Balance at end of period	(Yen) 530,841	(Yen) 438,464	(Yen) 640,578	$5,771

9. Short-term borrowings and Long-term debt

Short-term borrowings and Long-term debt comprises the following:

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2004	December 31, 2004	June 30, 2005	June 30, 2005
Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	—	—	—
Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	4,000,000	4,000,000	36,036

	10,000,000	4,000,000	4,000,000	36,036
Less–treasury bonds:
Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	—	—	—
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)	(4,000,000)	(36,036)

	—	—	—	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the first six months ended June 30 and for the year ended December 31, 2004 and for the first six months ended June 30, 2005.

10. Stock Option

Based on the Company’s 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	March 26, 2002 April 2, 2002

2.	Date of bond issuance	April 18, 2002

3.	Maturity date	April 18, 2006

4.	Amount of each bond (Thousands of yen)	(Yen) 4,000,000

5.	Issued to	Public

6.	Date on which the bonds were fully redeemed	—

7.	Exercise price per each warrant	(Yen) 3,450

8.	Warrant exercise period	April 3, 2003 to April 11, 2006

9.	Number of shares represented by warrants	1,159,420

10.	Outstanding as of December 31, 2004	737,391

11.	Outstanding as of June 30, 2005	680,579

Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2004	737
Granted	—
Exercised	56
Expired	—
Cancelled	—
Outstanding at June 30, 2005	681

Exercisable Stock warrants at June 30, 2005	681

The grants of April 18, 2002 did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12, 2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28, 2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on November 6, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on April 20, 2004 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on October 20, 2004 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on October 28, 2004. The options granted are exercisable from October 28, 2005 through October 27, 2009.

Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2004	9,037
Granted	—
Exercised	291
Expired	—
Cancelled	948
Outstanding at June 30, 2005	7,798

Exercisable Stock acquisition rights at June 30, 2005	2,441

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No.25. The exercise price per share for the rights granted of (Yen) 2,230 issued on February 12, 2003, (Yen) 1,955 issued on May 28, 2003, (Yen) 2,695 issued on November 14, 2003, (Yen) 4,310 issued on April 28, 2004 and (Yen) 5,090 issued on October 28, 2004 was determined as equivalent to the fair market value of the Company’s shares at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

11. Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Additionally, the parent company has been a member of Tokyo Small Computer Software Industry Welfare pension plan, which is categorized as multi-employer pension plan. Total pension expense for multi-employer pension plan were (Yen)40,401 thousand and (Yen)53,529 thousand ($482 thousand) for the six months ended June 30, 2004 and 2005, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who have been employed for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information about net periodic benefit cost regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	June 30,
	2004		2005		2005
	Thousands of yen				Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)	71,856	(Yen)	64,467	$581
Interest cost		3,191		3,366	30
Amortization of unrecognized transition obligation		156		—	—
Recognized actuarial loss		—		—	—

Net periodic pension cost	(Yen)	75,203	(Yen)	67,833	$611

Information about net periodic benefit cost regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	June 30,
	2004		2005		2005
	Thousands of yen				Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)	31,809	(Yen)	49,494	$446
Interest cost		4,629		7,345	66
Expected return on plan assets		(1,814)		(2,371)	(21)
Amortization of prior service cost		1,227		1,272	11
Recognized actuarial loss		504		1,464	13

Net periodic pension cost	(Yen)	36,355	(Yen)	57,204	$515

Employer Contributions in foreign subsidiaries

For the six months ended June 30, 2005, foreign subsidiaries had made (Yen)18,315 thousand ($165 thousand) contributions to their pension plans. The foreign subsidiaries anticipate contributing an additional (Yen) 15,591 thousand ($140 thousand) to fund the foreign subsidiaries’ pension plans in 2005 for a total of (Yen) 33,906 thousand ($305 thousand).

12. Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At June 30,2004 and 2005, there was substantially no long-term debt including the current portion.

13. Advertising costs

Advertising costs included in operating expenses were (Yen) 1,358,562 thousand and (Yen) 2,905,893 thousand ($26,179 thousand) for the six months ended June 30, 2004 and 2005, respectively.

14. Customer support costs

Customer support costs are primarily payroll, related expenses and outsourced customer service fees, which relate to activities such as maintenance of customer’s database, education promotions to customers, investigation for appropriate customer support methodologies, responses to customer’s questions and sales promotions to customers via telephone. Customer support costs in operating expenses were (Yen) 2,717,490 thousand and (Yen) 3,190,146 thousand ($28,740 thousand) for the six months ended June 30, 2004 and 2005, respectively.

15. Leases

Rental expenses under operating leases for the six months ended June 30, 2004 and 2005 were (Yen) 704,594 thousand, and (Yen) 938,703 thousand ($8,457 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms at June 30, 2005 are as follows:

	Thousands of yen		Thousands of U.S. dollars
Year ending December 31:
2005	(Yen)	547,062	$4,928
2006		483,482	4,356
2007		289,459	2,608
2008		246,772	2,223
2009		23,699	214

Total minimum future lease payments	(Yen)	1,590,474	$14,329

16. Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen) 1,980 thousand of reserves for specific liabilities as of June 30, 2004 in connection with the Agreement that we currently deem to be probable and estimable. Based on yearly experiences of payment, the Company has established no liabilities for specific liabilities as of December 31, 2004 and June 30, 2005. As of June 30, 2005, the Company had notes receivable balances amounting to (Yen) 36,737 thousand ($331 thousand) which were discounted. The company recorded notes receivable, net of those, which were discounted, on balance sheets.

Effect on Our Results of Operations from Distribution of a Defective Virus Pattern File in April 2005

On April 23, 2005, the Company distributed a defective virus pattern file that resulted in damage to the computers of our customers who downloaded the file. As a result, we took steps to resolve our customers’ problems and ensure that a similar problem would not reoccur. We have incurred approximately (Yen) 903 million ($8,135 thousand) in operating expenses related to this issue for the six months ended June 30, 2005. There is some possibility of incurring further cost, however Management expects additional cost will be insignificant.

17. Segment Information

The Company has been specializing in the ‘Security software business’.

The Company discloses Operating Segment information as required by SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”. The information provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and a corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of Research and development, Marketing, Customer support and Administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our operating segments’ sales and operating income (loss). These figures comply with the accounting policies disclosed in the Notes to these consolidated financial statements.

	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2005
	Thousands of Yen		Thousands of U.S. dollars
	(Yen)	(Yen)
Net sales to external customers:
Japan	12,066,931	14,247,671	$128,357
North America	5,341,630	6,884,623	62,024
Europe	7,374,532	8,828,580	79,537
Asia Pacific	2,821,212	3,765,821	33,926
Latin America	859,852	763,045	6,874
Corporate	—	—	—

Consolidated Total	28,464,157	34,489,740	$310,718

	(Yen)	(Yen)
Operating income (loss)
Japan	7,793,910	9,005,153	$81,127
North America	3,146,516	4,587,286	41,327
Europe	4,157,410	4,899,005	44,135
Asia Pacific	586,045	1,516,628	13,663
Latin America	385,447	319,536	2,879
Corporate	(4,691,252)	(7,556,468)	(68,076)

Consolidated Total	11,378,076	12,771,140	$115,055

Sales results by products

	Thousands of yen		Thousands of U.S. dollars
Period Product	For the six months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2005
PC client	7,981,540	9,503,106	85,614
LAN server	1,667,630	1,571,812	14,160
Internet server	7,693,860	8,809,325	79,363
All Suite products	7,848,340	11,479,519	103,419
Other products	903,049	1,545,459	13,923
Sub-total	26,094,419	32,909,221	296,479
Other service	2,369,738	1,580,519	14,239
Total	28,464,157	34,489,740	310,718

Significant customer

(Thousands of yen)
	For the six month ended June 30, 2004		For the six month ended June 30, 2005
Customer	Net Sales	Ratio	Net Sales	Ratio
	(Yen)		(Yen)
SOFTBANK BB	4,906,210	17.2%	5,145,269	14.9%

(Thousands of U.S. dollars)
For the six month ended June 30, 2005
Net Sales
SOFTBANK BB	$46,354

18. Subsequent events

Trend Micro adopted at the meeting of the Board of Directors on July 14, 2005 the following resolutions regarding Stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the stock option plan.

Date of issuance	July 22, 2005

Number of stock acquisition rights to be issued	The total number of Stock acquisition rights is 6,915. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of Stock acquisition rights	The exercise period of Stock acquisition rights shall be from July 22, 2006 to July 21, 2010.

Exercise price per share	(Yen) 3,840 ($34.59)

Individuals who will be allotted the stock acquisition rights:	The directors, employees and staff seconded to, of the Company and its affiliates (2,044 people)